Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Tidewater Inc.’s (the “Company”) Registration Statements No. 333-32729, No. 333-66054 and No. 333-136407 on Form S-8 of our reports dated May 29, 2008, relating to the consolidated financial statements and financial statement schedule of Tidewater Inc., (which report expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company’s adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109), and the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended March 31, 2008.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
May 29, 2008